Exhibit 3.21

State of Delaware Secretary of State Division of Corporations Delivered 05:04 PM 10/09/2008 ED 04:55 PM 10/09/2008 SRV 081027828 - 4610520 FILE

STATE OF DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE OF FORMATION

1.	The name of the limited liability company is Clover Leaf Dutch Holdings, LLC.

2.	The address of its registered office in the State of Delaware is: Corporation Service Company, 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Formation of Clover Leaf Dutch Holdings, LLC on this 9th day of October, 2008.

/s/ Heather M. Jagaczewski
Name: Heather M. Jagaczewski
Title: Authorized Signatory